

April 6, 2023

Jianjun Zhong
President and Chief Executive Officer
Kenongwo Group US, Inc.
Yangjia Group, Xiaobu Town
Yuanzhou District, Yichun City
Jiangxi Province, China 336000

      Re: Kenongwo Group US, Inc.
          Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 23, 2023
          File No. 333-239929

Dear Jianjun Zhong:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K filed March 23, 2023

Item 1. Business, page 1

1.   We note your response to our prior comment 2. On page 2 you state: "The legal and operational risks associated with being based in or having the majority of the Company's operations in China could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless." Please revise to make clear whether these risks could result in a material change in your operations.

2.   We note your revisions in response to our prior comment 3 and the disclosure related to the HFCAA and the PCAOB on page 4. We also note that your auditor is headquartered in Singapore. Please revise to disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

3.   We note your response to our prior comment 4 and reissue in part. We note your statement that "[b]ecause [y]our funds are used for the development of domestic enterprises, there is no foreign exchange restriction for the time being." Despite the inapplicability of such restrictions at the moment, please revise to describe any restrictions on foreign exchange and your ability to transfer cash between entities and any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company. Additionally, we note your statement on page 3: "We rely primarily on dividends paid by the WFOE for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. We have made no such distributions to date...." Please revise to clarify whether you have received dividends from your WFOE to date. To the extent you have, please revise to quantify any dividends or distributions that the subsidiary has made to you and its tax consequences. Finally, include summary risk factor disclosure about transferring cash outside of the PRC.

4.   We note your revisions in response to our prior comment 5 and reissue in part. We note your statement that "The Material PRC Company has obtained all material Governmental Authorizations necessary for its business operations and such Governmental Authorizations are in full force and effect and all required Governmental Authorizations have been duly obtained." Please disclose each permission or approval that you or your subsidiary are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. We also note your statements that you are not subject to the pre-approval requirements of CAC or CSRC. Please revise to disclose how you determined that you are not subject to pre-approval requirements of CSRC. If you relied on the advice of counsel in making these determinations, please identify counsel and file their consent. If you did not consult counsel in making these determinations, please explain why you did not obtain the advice of counsel. Also, if true, disclose that your determination is based on a risk-based analysis and include a related risk factor disclosure. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please note that (ii) and (iii) must be disclosed regardless of whether or not you currently hold permissions or approvals.

Enforceability of Civil Liabilities, page 7

5.   We note your revisions in response to our prior comment 10. Please revise to explicitly address the investor's ability to enforce judgements obtained in U.S. courts in an appropriate foreign court and the investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against the foreign private issuer or any person based upon the U.S. Federal securities laws, as required by Item 101(g)(1)(iii) and (iv) of Regulation S-K, as required by Item 1 of Form 10-K.

Item 1A. Risk Factors, page 17

6.   We note your revisions in response to our prior comment 6 and reissue in part. Please revise to acknowledge the risk that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.

7.   We note your revisions in response to our prior comment 7 and reissue in part. Please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Please also ensure that you have included separate risk factors that address these risks, as we do not see a risk factor with the heading "Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your [sic] ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless" in your current filing.

8.   We note your revisions in response to our prior comment 9 and reissue in part. We note your statement that you and your PRC subsidiaries are not required to go through cybersecurity review by the Cyberspace Administration of China ("CAC"). Please note even if you believe you or your subsidiaries are not subject to CAC oversight, you still must provide disclosure addressing how oversight may impact your business and your securities if you or your subsidiaries become subject to CAC oversight. Further, please explain the basis for your belief that you are not subject to the review or required to obtain prior approval of the CAC. If you relied on the advice of counsel, revise to identify counsel. If you did not rely on advice of counsel, explain why you did not rely on advice of counsel.

<u>General</u>

9. We note your response to our prior comment number 11 and your statement on page 3, where you state that certain documents show "that governments at all levels support the industry in which the company operates." We also note your statement on page 5: "The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China." Please either remove these statements or revise so as to not suggest that your risks operating as a China-based issuer are somehow mitigated.

10. Please revise the statements that indicate this is a prospectus and an offering is taking place. For example, on page 2 you mention registering securities for sale and on page 7 you mention an offering and use of proceeds. Finally, please revise to clarify the meaning of your statement on page 5 that "[a]s of the date of this prospectus, we do not have any PRC subsidiaries."

11. We note that the CSRC recently adopted trial measures that impose certain filing requirements for direct and indirect overseas offerings. Please disclose whether the trial measures will apply to you with respect to offerings you may conduct, discuss the requirements of the trial measures and the risks to investors of noncompliance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Matthew McMurdo, Esq.